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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of                  March                    , 2001
                -------------------------------------------

                         Frontline Ltd.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
-----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F ___X___        Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  _______        No   ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated February 26, 2001.

















































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                            Exhibit I

FRO: YEARLY RESULTS

(in thousands of $, except Earnings per share)

                                       2000        1999        2000       1999
                                    Oct-Dec     Oct-Dec

Net operating revenue               249,473      53,614     599,944    253,214
Gain (loss) on sale of assets           697           -       1,160   (37,779)
Operating expenses                   37,369      32,145     132,132    136,210
Operating income (loss)
 before depreciation                212,801      21,469     468,972     79,225
Operating income (loss)
 after depreciation                 182,994       1,480     376,092   (12,210)
Share of results from
 associated companies                 8,882       1,111      12,817      3,067
Net financial items                (10,632)    (21,138)    (75,001)   (82,007)
Net income (loss) before tax
 and minority                       181,244    (18,547)     313,908   (91,150)
Tax and minority                         41          22          41      4,254
Net income (loss) after tax
 and minority                       181,203    (18,551)     313,867   (86,896)
Earnings (loss) per share              2.29      (0.31)        4.28     (1.76)
Fixed assets                      2,486,408   1,589,226
Current assets                      292,979     137,747
Total assets                      2,779,387   1,726,793
Stockholders' equity              1,033,960     576,251
Long term liabilities             1,455,037     981,330
Current liabilities                 290,390     169,212

Frontline reports a record quarterly result of net income of $181.2 million in the fourth quarter of 2000: an 86 per cent increase over the immediately preceding quarter. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $221.7 million, compared with $22.6 million for the comparable 1999 period. Basic earnings per share for the quarter were $2.29 and cashflow per share for the quarter was $2.66. The two key factors affecting this result are the strong tanker market that prevailed throughout the fourth quarter of 2000 and the inclusion of Golden Ocean Group Limited ("GOGL") with effect from October 10, 2000. The net income includes an unrealised currency gain of $14.8 million linked to Yen debt in GOGL. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $67,900, $49,500 and $46,300, respectively.

For the year ended December 31, 2000, the Company earned consolidated net income of $313.9 million (1999 - net loss of


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$86.9 million) and EBITDA of $481.8 million (1999 - $82.3
million). In 1999, in addition to the tanker market being significantly weaker, the results included the loss on the sale of four VLCCs in connection with the acquisition of ICB Shipping AB. The annual average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $46,300, $35,500 and $33,300 respectively, compared with $20,000, $16,700 and $16,800 in 1999.

Net interest expense was $89.3 million (1999 - $81.2 million). Earnings per share for the 2000 year were $4.28 (1999 - loss of $1.76) and cashflow per share was $5.53 (1999 - $0.09). The average number of shares outstanding during 2000 was 73,390,654 (1999 - 49,467,970).







































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Frontline Ltd.
Fourth Quarter and Financial Year 2000 Results

-- Frontline reports record Fourth Quarter EBITDA of $221.7 million and net income of $181.2 million.

-- Frontline reports record EBITDA of $481.8 million and net income of $313.9 million for the year 2000.

-- The tanker market strengthened significantly in the fourth quarter.

-- Fundamentals point towards a continued healthy market and strong earnings.

--  Frontline acquired Golden Ocean in October 2000.

--  Frontline acquired the 1997 and 1998 built Suezmax tankers
    Front Ardenne and Front Brabant, and the 1993 built VLCC
    Front Ace.


FOURTH QUARTER AND ANNUAL RESULTS

Frontline reports a record quarterly result of net income of $181.2 million in the fourth quarter of 2000: an 86 per cent increase over the immediately preceding quarter. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $221.7 million, compared with $22.6 million for the comparable 1999 period. Basic earnings per share for the quarter were $2.29 and cashflow per share for the quarter was $2.66. The two key factors affecting this result are the strong tanker market that prevailed throughout the fourth quarter of 2000 and the inclusion of Golden Ocean Group Limited ("GOGL") with effect from October 10, 2000. The net income includes an unrealised currency gain of $14.8 million linked to Yen debt in GOGL. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $67,900, $49,500 and $46,300, respectively.

The increases in operating costs compared with the comparable quarter of 1999 represent the inclusion of GOGL. Administrative expenses in the fourth quarter of 2000 include costs relating to the Tankers International Pool while in the fourth quarter of 1999 they include the costs associated with the operation of ICB Shipping AB: this operation was closed down in early 2000.

Net interest expenses for the quarter were $25.0 million (1999 -
$21.0 million). This has increased from $22.0 million in the third quarter of 2000, reflecting the inclusion of GOGL and


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additional debt drawndown in October 2000 in connection with the acquisition of three vessels by Frontline. Higher average cash balances, the repayment of $38.8 million of debt during the fourth quarter and reduced margins have served to offset this increase.

During the fourth quarter, the Company issued 1,245,998 ordinary shares in connection with the acquisition of GOGL and 5,134 shares in connection with the exercise of warrants and share options. Late in the quarter, the Company bought back and cancelled 1,719,845 of its own shares in a series of market transactions. At December 31, 2000, 78,068,811 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 79,218,871 (as at December 31, 1999, 60,961,860 and for the quarter then ended - 59,300,990).

For the year ended December 31, 2000, the Company earned consolidated net income of $313.9 million (1999 - net loss of $86.9 million) and EBITDA of $481.8 million (1999 - $82.3 million). In 1999, in addition to the tanker market being significantly weaker, the results included the loss on the sale of four VLCCs in connection with the acquisition of ICB Shipping AB. The annual average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers trading in the spot market were $46,300, $35,500 and $33,300 respectively, compared with $20,000, $16,700 and $16,800 in 1999.

The Company has been successful in maintaining its low operating costs during 2000. The average daily operating costs of the VLCCs, Suezmax tankers, and Suezmax OBO carriers including insurance and drydocking provisions was $6,900, $5,500 and $6,200, respectively compared with $6,800, $6,000 and $6,400 in 1999.

Net interest expense was $89.3 million (1999 - $81.2 million). Earnings per share for the 2000 year were $4.28 (1999 - loss of $1.76) and cashflow per share was $5.53 (1999 - $0.09). The average number of shares outstanding during 2000 was 73,390,654 (1999 - 49,467,970).

Acquisition of Golden Ocean
On October 10, 2000 Frontline took control of Golden Ocean Group Limited and with effect from that date GOGL is included in the consolidated financial statements of Frontline. GOGL is a non-recourse subsidiary of Frontline. The acquisition was financed through the issuance of 1,245,998 Frontline shares and payment of approximately $43.5 million in settlement of creditors claims. Through this transaction Frontline has invested $15 million equity in GOGL and total debt of $55 million.




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The acquisition of GOGL brings into Frontline's consolidated balance sheet, ten drybulk carriers, including two owned through joint ventures, and eight VLCCs, including one chartered in and three owned through joint ventures. The entire drybulk fleet is fixed on long-term charters. The VLCC fleet is fixed on charters that range from one year to eleven years remaining. Certain of the VLCC charters provide for profit sharing that has allowed GOGL to benefit from the strong market in the fourth quarter of 2000. The GOGL vessels have been financed by a variety of structures some of which include Yen debt. In some cases this debt is fully covered by contracted Yen income. In other cases GOGL has some exposure to the Yen. In either scenario, quarterly accounting practises to revalue Yen debt will result in the recognition of exchange gains or losses. Total Yen debt as of year-end 2000 was approximately $250 million (exchange rate 114.37).

In addition to the on-balance sheet vessels, at the date of acquisition, GOGL had one purchase obligation and four purchase options on delivered VLCCs. It is the board's intention to take measures that will bring these vessels onto the balance sheet during 2001.

Included in this report is unaudited selected supplementary information for the fourth quarter of 2000. In the period ended December 31, 2000 GOGL contributed EBITDA of $24.8 million and net income of $29.2 million. Included in the net income is a foreign exchange gain of $14.8 million. At December 31, 2000 GOGL on a stand alone basis had total assets of $537.4 million and stockholders' equity of $44.2 million. The consolidation of GOGL into Frontline has given rise to goodwill of $2.75 million. However, in accordance with US generally accepted accounting principles, this amount is subject to adjustment as the valuations allocated to certain assets acquired are crystallised. This primarily relates to the purchase options and obligation held by GOGL companies.

THE MARKET

The tanker market showed increasing strength through the year 2000 with VLCC rates more than tripling and Suezmax rates more than doubling between the first and last quarters. Single fixtures were made for VLCCs at above USD 100,000 per day and single Suezmaxes were fixed at above USD 90,000 in the fourth quarter.

The underlying factors for the market improvement were mainly the supply and demand balance in the market created through extensive scrapping and modest newbuilding deliveries in 1999 and the first half of 2000 and a marked increase in OPEC oil production from spring 2000. The Erika oil spill in late 1999 contributed to a


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stricter view on using older tonnage, which further tightened the market and especially benefited modern tonnage.

The charter market improvement resulted in increases in second-hand ship prices and newbuilding prices over the year. A total of 26 VLCCs and 17 Suezmaxes were removed through scrapping from the trading fleet in 2000 and 41 VLCCs and 22 Suezmaxes were delivered from shipyards in the period.

CORPORATE AND OTHER MATTERS

During the fourth quarter of 2000, the Company bought back a total of 1,719,845 of its own shares pursuant to a current Board authority to acquire up to 3,500,000 shares. Since the year end a further 1,167,300 shares have been acquired and 76,901,525 shares are outstanding as at February 26, 2001. The average price paid for the shares acquired is NOK112.92 ($12.61). The Board feels that during this period the Frontline share has been undervalued and undertook this share buyback exercise as an effective way to increase shareholder value.

In October 2000, the Company took delivery of two secondhand Suezmax tankers, Front Ardenne and Front Brabant. At the same time Frontline also acquired a 1993-built VLCC, which was named Front Ace and on delivery to the Company was placed in the Tankers International Pool. This vessel was acquired for $53 million from a related party, such price being based on three independent valuations less a $1 million discount.

In February 2001, Frontline announced that it had entered into five newbuilding contracts. Two Suezmaxes have been ordered with the Sasebo Shipyard in Japan for delivery in August and October 2001, and three VLCCs have been ordered with Hitachi for delivery in April, August and October 2002. The total newbuilding project will have a cost of approximately USD 330 million, and will be paid through a competitive instalment plan until delivery. It is expected that the five contracts in total will need less than USD 100 million in equity and that Frontline's free cash flow in the first quarter of 2001 will be sufficient to cover this requirement.

OUTLOOK

The Board notes with pleasure that the strategy laid down for Frontline in 1997 is now rewarded and wants to assure the Company's shareholders that continued effort will be made to improve the Company's position in the crude oil transportation market and to increase return to investors.

After a very strong finish of the year 2000, the market has slowed down in the first quarter 2001 but rates are still at


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healthy levels. Frontline expects seasonal demand changes to be reflected in rates this year with rates improving towards the second half of the year. The cut-back of 1.5 MBPD production implemented by OPEC on February 1, 2001 partly reflected a slowdown in demand after a very hectic finish of year 2000. Further cut-backs are being discussed by OPEC, again reflecting slower seasonal demand in the spring, in the attempt to keep the oil price within the OPEC price band. Underlying demand, however, is expected to increase over 2000 with emphasis on growth in the second half of the year.

Longer term, the new IMO rules, which are subject to approval at the IMO's April meeting, are expected to cause removal by rule in the years 2002 - 2005 of the remaining 1970s built Suezmaxes and VLCCs. The rule would phase out about 30% of the existing total fleet in each segment. The current order books for Suezmaxes and VLCCs for delivery in the period until end 2003 / early 2004 stand at 90 VLCCs and 60 Suezmaxes. The requirement for replacement of older tonnage in combination with generally increasing transportation demand points to a positive market development in coming years.

The Board, against the observations above, places confidence in the tanker market going forward. Based on the earnings achieved so far during the first quarter with daily timecharter equivalent income of $40,000 for Suezmaxes and $60,000 for VLCCs, it is likely that the earnings during the first quarter will exceed USD 100 million. As for the full year result the Board are cautiously optimistic about the opportunity to improve the 2000 result further.


February 26, 2001
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda



Questions should be directed to:

Contact:      Tor Olav Troim: Director
              +47 23 11 40 00

              Ola Lorentzon, Managing Director, Frontline
              Management AS
              +47 23 11 40 00

              Tom E. Jebsen: CFO Frontline Management AS
              +47 23 11 40 00



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FRONTLINE GROUP UNAUDITED FOURTH QUARTER REPORT

  1999       2000c    INCOME STATEMENT                       2000      1999
 Oct-Dec    Oct-Dec   (in thousands of $)                   Jan-Dec   Jan-Dec
                                                                     (audited)
------------------------------------------------------------------------------
   86,871    273,647  Freight, bareboat and                  697,260   369,876
                       time charter  revenues
 (33,257)   (24,174)  Voyage expenses                       (97,316) (116,662)
   53,614    249,473  Net operating revenues                 599,944   253,214
                 697  Gain (loss) from sale of assets          1,160  (37,779)
   21,146     25,413  Ship operating expenses                 88,455    92,708
    7,838      9,332  Charterhire expenses                    34,351    31,719
    3,161      2,624  Administrative expenses                  9,326    11,783
   21,469    212,801  Operating income before                468,972    79,225
                       depreciation and amortisation
   19,989     29,807  Depreciation and amortisation           92,880    91,435
    1,480    182,994  Operating income (loss) after          376,092  (12,210)
                       depreciation and amortisation
    2,453      3,134  Interest income                          6,858     7,561
 (23,495)   (28,158)  Interest expense                      (96,174)  (88,728)
    1,111      8,882  Share of results from associated        12,817     3,067
                       companies
     (96)     14,392  Other financial items                   14,315     (840)
 (18,547)    181,244  Income (loss) before taxes and         313,908  (91,150)
                       minority interest
     (13)          -  Minority interest                            -     4,245
      (9)         41  Taxes                                       41       (9)
 (18,551)    181,203  Net income (loss)                      313,867  (86,896)

  $(0.31)      $2.29  Earnings (loss) per Share ($)            $4.28   $(1.76)

                      Income on timecharter basis
                       ($ per day per ship)*
   16,700     67,900  VLCC                                    46,300    20,000
   14,500     49,500  Suezmax                                 35,500    16,700
   14,400     46,300  Suezmax OBO                             33,300    16,800

                      * Basis = Calendar days minus off-hire.
                      Figures after deduction of broker
                      commission












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BALANCE SHEET                                              2000         1999
(in thousands of $)                                       Dec 30       Dec 31
                                                                     (audited)
------------------------------------------------------------------------------
ASSETS
Short term
Cash and bank deposits                                   116,094        66,267
Marketable securities                                      4,045        10,867
Other current assets                                     172,840        60,613
Long term
Newbuildings and vessel purchase options                  36,326        32,777
Vessel and equipment, net                              2,363,308     1,523,112
Investment in associated companies                        27,361        16,274
Goodwill                                                  12,785        12,203
Deferred charges and other long-term assets               46,628         4,860
Total assets                                           2,779,387     1,726,793

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                         212,767       116,814
Other current liabilities                                 77,623        52,398
Long term
Long term interest bearing debt                        1,331,372       962,880
Other long term liabilities                              123,665        18,450
Minority interest                                          4,470        18,951
Stockholders' equity                                   1,029,490       557,300
Total liabilities and stockholders' equity             2,779,387     1,726,793


























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UNAUDITED FOURTH QUARTER SUPPLEMENTARY INFORMATION

SELECTED FINANCIAL DATA                                Frontline  Golden Ocean
(in thousands of $)                                     Oct-Dec      Oct-Dec
                                                          2000         2000
------------------------------------------------------------------------------

Net operating revenues                                   226,383        23,089
Operating income before depreciation and amortisation    195,136        17,664
Depreciation and amortisation                             24,513         5,293
Operating income after depreciation and amortisation     170,623        12,371
Interest income                                            4,081           248
Interest expense                                        (23,990)       (5,364)
Share of results from associated companies                 1,131         7,116
Other financial items                                      (401)        14,794
Net income                                               152,039        29,164

Total current assets                                     272,161        16,772
Vessels and equipment (including options and
  vessels under capital lease)                         1,904,044       467,510
Total assets                                           2,313,977       537,438
Total current liabilities                                246,535        43,855
Total liabilities                                      1,313,915       493,274
Total stockholders' equity                             1,000,062        44,164





























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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                  ------------------------------
                                       (Registrant)




Date     March 7, 2001       By    /s/ Kate Blankenship
      ---------------------       ------------------------------
                                       Kate Blankenship
                                       Secretary


































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